As filed with the Securities and Exchange Commission on September 27, 2016

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Virtus Total Return Fund

(Name of Subject Company [Issuer])

Virtus Total Return Fund

(Name of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92829A103

(CUSIP Number of Class of Securities)

101 Munson Street
Greenfield, MA 01301-9683

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (800) 272-2700

William Renahan, Esq.

Vice President, Chief Legal Officer &

Secretary for the Registrant
100 Pearl Street
Hartford, CT 06103-4506

(Name and Address of Agent for Service)

Copy to:

David C. Mahaffey, Esq.
Sullivan & Worcester LLP
1666 K Street, NW
Washington, DC 20006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee
Not Applicable	Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

NEWS RELEASE

VIRTUS TOTAL RETURN FUND ANNOUNCES

TENDER OFFER, DEFERS PROPOSED MERGER

HARTFORD, CT September 27, 2016 – The Board of Directors of the Virtus Total Return Fund (NYSE: DCA) today announced it has approved a tender offer for up to 40 percent of the fund’s outstanding shares at a price equal to 99 percent of its net asset value (NAV) per share as of the close of regular trading on the New York Stock Exchange on the date the tender offer expires. The tender offer is expected to commence on or about February 15, 2017.

The board approved the recommendation of Virtus Investment Advisers, the investment adviser to the fund, to implement the tender offer. The board considered a number of factors, including a request by a large shareholder of the fund, the benefits to the other shareholders of the fund, including the opportunity to provide shareholders with an alternative source of liquidity for their investment, and the potential to reduce the fund’s discount to NAV.

The boards of DCA and The Zweig Fund (NYSE: ZF) also announced that the proposed reorganization of ZF into DCA has been deferred to assess whether any changes to the original proposal are needed. The special shareholder meetings of DCA and ZF, scheduled for November 18, 2016, thus have been cancelled and the funds will notify shareholders about the timing of the special shareholder meetings and any proposed changes to the reorganization plan.

About the Tender Offer

Additional terms and conditions of the tender offer will be set forth in the fund’s offering materials. If the number of shares tendered exceeds the maximum amount of the tender offer, the fund will purchase shares from tendering shareholders on a pro-rata basis. Accordingly, shareholders cannot be assured the fund will purchase all of the tendered common shares.

Virtus Investment Advisers Inc. | 100 Pearl Street | Hartford, CT 06103

Further information about the tender offer will be announced by future press releases. This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of a fund. The fund has not yet commenced the tender offer described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offer. The fund will also make available, without charge, the offer to purchase and the letter of transmittal.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a discount to their net asset value.

Forward-Looking Information

This press release contains statements that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about beliefs or expectations, are “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements may be identified by such forward-looking terminology as “expect,” “estimate,” “plan,” “intend,” “believe,” “anticipate,” “may,” “will,” “should,” “could,” “continue,” “project,” or similar statements or variations of such terms. Forward-looking statements are based on a series of expectations, assumptions, and projections; are not guarantees of future results or performance; and may involve risks and uncertainty. All forward-looking statements are as of the date of this release only; the funds undertake no obligation to update or review any forward-looking statements. The funds can give no assurance that such expectations or forward-looking statements will prove to be correct. Actual results may differ materially. You are urged to carefully consider all such factors.

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For Further Information:	Media Relations:
Shareholder Services (866) 270-7788 closedendfunds@virtus.com	Joe Fazzino Virtus Investment Partners 860-263-4725	Jacob Green Kwittken & Co. 646-747-7145

Virtus Investment Advisers Inc. | 100 Pearl Street | Hartford, CT 06103